Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Baker Hughes Incorporated

Subject Company: Baker Hughes Incorporated

Commission File No.: 001-09397

The following presentation was made available to employees of Baker Hughes Incorporated:

1 © 2016 Baker Hughes Incorporated. All Rights Reserved. © 2016 BAKER HUGHES INCORPORATED. ALL RIGHTS RESERVED. TERMS AND CONDITIONS OF USE: BY ACCEPTING THIS DOCUMENT, THE RECIPIENT AGREES THAT THE DOCUMENT TOGETHER WITH ALL INFORMATION INCLUDED THEREIN IS THE CONFIDENTIAL AND PROPRIETARY PROPERTY OF BAKER HUGHES INCORPORATED AND INCLUDES VALUABLE TRADE SECRETS AND/OR PROPRIETARY INF ORM ATION OF BAKER HUGHES (COLLECTIVELY "INFORMATION"). BAKER HUGHES RETAINS ALL RIGHTS UNDER COPYRIGHT LAWS AND TRADE SECRET LAWS OF THE UNITED STATES OF AMERICA AND OTHER COUNTRIES. THE RECIPIENT FURTHE R AGREES THAT THE DOCUMENT MAY NOT BE DISTRIBUTED, TRANSMITTED, COPIED OR REPRODUCED IN WHOLE OR IN PART BY ANY MEANS, ELECTRONIC, MECHANICAL, OR OTHERWISE, WITHOUT THE EXPRESS PRIOR WRITTEN CONSENT OF BAKER HUGHES, AND MAY NOT BE USED DIRECTLY OR INDIRECTLY IN ANY WAY DETRIMENTAL TO BAKER HUGHES’ INTEREST. The New Baker Hughes FOR USE BY LEADERS Version Nov. 10, 2016

This is quite an exciting time at the company.

Before I start, I want to thank all of you for standing tall over the past six months.

I want to tell you how much I appreciate all of your hard work, commitment and focus.

Because we all need to acknowledge that what we have accomplished over the past six months has been nothing short of remarkable.

We completely restructured the company and our cost structure, strengthened our commercial strategy and optimized our capital structure.

We put a stake in the ground to build on our strength as a product innovator, and we are doing it.

We have made significant progress on all fronts, and you can see that in our third quarter results.

It allowed us to demonstrate we were building value, so that when the deal was announced we had a very strong financial, competitive, and strategic foundation.

Now, we need to build on that momentum.

2 © 2016 Baker Hughes Incorporated. All Rights Reserved. A Transformational Combination

I want to make sure that everyone understands why this is such a great deal for our investors, customers, and employees.

This deal is about bringing together complementary assets and capabilities that neither company could organically develop on their own.

And it creates a company that can strengthen competition and innovation for the benefit of customers.

Because, at the heart of this deal, the value is largely created by the ability to turbo-charge innovation.

So, that’s why this combination is not only a continuation of our strategy, it’s an acceleration of it.

How the New Baker Hughes is a transformational combination

1.	Fullstream portfolio

2.	Products and services to productivity solutions

3.	Winning through cycles

4.	Power of the combination of Baker Hughes Innovation and customer intimacy with the GE Store and all it offers: molecule to megawatts

5.	Clear number two out of the gate: positioned to deliver value from day one

6.	Larger canvas for our employees to develop and grow capabilities and careers

7.	Two great companies, Baker Hughes and GE: shared values and culture; working person’s companies changing the world for the better

3 © 2016 Baker Hughes Incorporated. All Rights Reserved. 5 Big Benefits

A Compelling, Transformational Combination

▪	The best partner to Oil & Gas customers … offering solutions based on complementary equipment & services technology across the full spectrum of the oil and gas value chain

▪	More innovative solutions to market faster and more cost effectively … Baker Hughes’ leading products and services with GE Oil & Gas highly differentiated manufacturing capabilities

▪	Best-in class physical + digital technology … combine Baker Hughes domain expertise, technology and culture of innovation with GE Store and GE industry-leading digital platform (Predix)

▪	Value creation for customers and shareholders … positioned to weather short-term volatility and participate in industry upcycle

▪	Common DNA … From a cultural standpoint, we are much more alike than different.

4 © 2016 Baker Hughes Incorporated. All Rights Reserved. Business segments (% ‘15 revenue ) Market position Advanced Drilling Services (24%) Directional drilling, measurement and logging while drilling, drilling bits and fluids Logging & Evaluation (6%) Wireline & surface logging, reservoir / core analysis, geoscience & seismic services Completions Systems (40%) Well construction, completion equipment, wellbore intervention, pressure pumping Production Optimization (22%) Artificial lift (ESP, gas lift, progressing cavity pump), chemicals, intelligent production sys. Industrial Services (8%) Processing and pipeline services Business segments (% ‘15 revenue ) Market position Surface (13%) Artificial lift (ESP & RLS), surface wellheads, downhole tools, logging services Subsea Systems & Drilling (26%) Trees and wellheads, power & processing, manifolds, risers, BOPs and drilling systems Turbomachinery Solutions (33%) Gas turbines, compressors, modular LNG, turboexpanders, heat exchangers Downstream Technology (14%) Steam turbines, recip. compressors, pumps, valves and fuel gas systems Digital Solutions (14%) Monitoring, inspection, measurement equipment & services Full Spectrum of Equipment, Technology, Services GE Oil & Gas Baker Hughes Top 3 in segment Meaningful footprint

The new Baker Hughes truly will be able to serve customers across the full spectrum of upstream, midstream, and downstream.

Its capabilities will span from resource extraction to transportation and end use.

That is obviously much broader than our remit today and there is no company in our space today that can approach customers with such an end-to-end value proposition.

This will allow us to use conversations with customers about one type of product or service into revenue opportunities for a much broader range of products and services.

That in and of itself is a big part of the growth potential.

Full Spectrum of Equipment, Technology, Services

($ in billions)

		2016 Segment Size	GE + Baker Hughes	Schlumberger	Halliburton	Weatherford
Exploration / Early Stages	Geophysical Equipment Services	~$7	○	●	◐	–
Drilling	Drill Bits	~$52	●	●	●	–
	Downhole Drilling Tools		◐	◐	–	●
	Solids Control & Waste Mgmt.		◐	●	●	–
	Drilling & Completion Fluids		●	●	●	–
	Land Contract Drilling		-	◐	–	○
	Rig Equipment		◐	●	–	○
	Drilling Services		●	●	●	◐
	Casing & Tubing and Cementing Services		●	●	●	◐
Completions	Coiled Tubing Services	~$41	●	●	●	○
	Completion Equipment & Services		●	◐	●	●
	Hydraulic Fracturing		●	●	●	◐
	Production Testing		–	●	●	○
	Surface Equipment		●	●	○	○
	Rental & Fishing Services		◐	◐	–	●
	Wireline Logging		●	●	●	◐
Production	Subsea Equipment	~$33	●	●	–	–
	Artificial Lift		●	●	○	●
	Specialty Chemicals		●	◐	◐	–
	Upstream turbomachinery*		●	-	-	-
Mid- / Down-stream	Pipeline*	~$22	●	-	–	–
	LNG liquefaction*		●	–	–	–
	Downstream & Process Equip.*		◐	◐	○	–
	Total 2016 revenue		**$24**	**$29**	**$16**	**$6**

● Top 3 in segment ◐ Meaningful footprint ○ Limited presence * GE management estimate

Source: Spears OMR October 2016, Quest, ThomsonEikon estimates
Note: market segment analysis excludes $10B market for Digital Solutions across up-/mid-/downstream and other industries

© 2016 Baker Hughes Incorporated. All Rights Reserved.

5

6 © 2016 Baker Hughes Incorporated. All Rights Reserved. Physical Meets Digital ￭ Predix is General Electric’s software platform for the collection of data from industrial machines ￭ GE expects Predix to do for factories and plants what Apple’s iOS did for cell phones ￭ Software was introduced to the market and made available to all companies in 2015 ￭ Oil and gas applications – Machine and equipment health – Reliability management – Maintenance and optimization ￭ We build intelligent tools that produce data on performance and efficiency – Predix will give us the ability to use data in new ways With Predix , we will be able to use data in entirely new ways FTeX ™ advanced wireline formation pressure testing service

Let me drill down into digital and why this is really one of the unique elements of the value creation potential of his combination.

GE has been investing in digital capabilities and its Predix application.

This is sort of like Windows for industrial operations. It is a way of monitoring performance and mining data that can be analyzed and fed back into operations for improved performance.

It is used for asset performance, reliability and performance management as well as process optimization for all aspects of our business.

We build intelligent tools that produce data on performance and efficiency. With Predix we will be able to use that data in an entirely new way.

7 © 2016 Baker Hughes Incorporated. All Rights Reserved. What is the GE Store? ￭ GE Store is a centralized resource where GE employees mix and match technology, tools, and ideas to create solutions for customers ￭ GE engineers and scientists work together across businesses – Example of transfer from Aviation to Oil & Gas: alternators from aircraft engines used to improve motors in oilfield ￭ GE Store principles: – Contribute – Crowdsource – Collaborate

Next, let me tell you about the GE Store.

This is GE’s centralized, integrated technology development and innovation hub.

It is almost like a corporate function that ensures that technology is shared among and pushed into business units so that it can be applied to different business applications.

Think of it as collaboration and cross pollination or cross-fertilization across business units.

So, if there is a technology breakthrough in materials, battery systems or sensors in healthcare, power or transportation that can be applied to well construction, production optimization or Artificial Lift, drilling or production optimization, we will have access to it and will be able to integrate it into our products.

GE spends billions a year on R&D and innovation across its business, and we will be a beneficiary of that investment through the GE Store.

8 © 2016 Baker Hughes Incorporated. All Rights Reserved. Strong Competitive Scope and Value Proposition Across the Industry MIDSTREAM TRANSPORT HYDROCARBONS DOWNSTREAM PROCESS AND MARKET PRODUCTS Fullstream combination with GE Store providing best - in - class productivity solutions to customers Drilling & evaluation Completion & production Production & surface equipment Subsea & drilling systems LNG and pipeline solutions Refinery & petrochemical solutions UPSTREAM FIND AND PRODUCE HYDROCARBONS $XB Industry spend ‘15 ~$600B ~$100B ~$100B % Newco presence ~60% ~30% ~10% Powered by the GE Store Materials Electrical Technologies Software Sciences & Analytics Imaging & Sensors Advanced Manufacturing Computational Fluid Dynamics 14

So, what does mean for customers?

It means we can use the conversations we have with them to go beyond products and services in a segment or among product lines and turn them into conversations about productivity solutions.

We are creating a leader in oil and gas productivity. Baker Hughes brings the most advanced service technology capability and GE brings leadership in oil and gas equipment technology, leadership in applying digital capabilities to industrial applications and leadership in technology development through the GE Store.

The combined company will have expertise in imaging, sensors, electrical science, software and analytics, material science, advanced manufacturing and computational fluid dynamics, powered by the Predix digital platform to use data to improve performance and efficiency.

We have the capability to greatly increase uptime, efficiency and operational flexibility for upstream customers by making the most of historical data and data we mine from exploration, drilling, completion and production operations of Baker Hughes today.

This integrated approach takes advantage of the universe of data available will ultimately lower overall project costs for our customers.

9 © 2016 Baker Hughes Incorporated. All Rights Reserved. Common Culture of Innovation, Values, Purpose R.C. Baker Thomas Edison Howard Hughes, Sr.

So, that’s the story behind why the deal makes so much sense for our customers and shareholders.

I’d like to turn to why it makes so much sense in terms of people and culture.

In terms of the human side of this story, Baker Hughes and GE are very similar:

•	Two companies with stellar reputations and strong histories of innovation and technology leadership.

•	Corporate cultures with similar core values and steadfast commitments to safety and the environment, compliance and doing the right thing.

•	Two tremendously talented teams of people who share a passion for delivering for customers, as well as for shareholders.

•	Companies that strongly emphasize giving back to the communities in which their people live and work.

•	We are two great working people’s companies that are changing the world for the better.

I recognize that any time you put two companies and teams of employees together you are going to have some anxiety and uncertainty.

But employees from both sides will benefit from being part of a larger, more diversified company that is better positioned to grow during up cycles and is more stable and resistant to down cycles.

And, you also have to remember that this is a truly complementary combination with very little overlap in terms of businesses and capabilities.

10 © 2016 Baker Hughes Incorporated. All Rights Reserved. Deal Specifics

▪	Creating an unparalleled fullstream digital industrial service company for the industry

▪	Brings together two leading industry players with deep history of technical innovation

▪	Capability to provide integrated solutions for customers

▪	Best-in class physical & digital technology … supported by the GE Store

▪	Global reach with operations in ~120 countries

▪	Provides for significant synergy opportunities

▪	Better positioned to navigate industry cycles

11 © 2016 Baker Hughes Incorporated. All Rights Reserved. Transaction Overview … The New Baker Hughes

GE will transfer its Oil & Gas business and Baker Hughes will transfer its business to the new operating partnership, called Baker Hughes, a GE Company.  GE will also pay $7.4 billion to fund the $17.50 per share dividend to Baker Hughes shareholders.

GE will own 62.5% of the combination and Baker Hughes shareholders will own 37.5% of what will be a new publicly traded company, which will trade on NYSE.

In addition, current Baker Hughes shareholders will receive a special dividend of $17.50 a share, payable upon transaction closing, which is expected in mid 2017.

The dividend represents 30% of BHI’s undisturbed share price, and by undisturbed we mean before any speculation or media reports about the transaction came out a few days before the Oct. 31 announcement.

12 © 2016 Baker Hughes Incorporated. All Rights Reserved. Leadership PRESIDENT & CEO BOARD OF DIRECTORS Lorenzo Simonelli Jeff Immelt Chairman of the New Board Martin Craighead Vice Chairman of the New Board

The new company will be led by Lorenzo Simonelli, president and CEO. The leadership team of the new company will be a blend of leaders from both contributing companies.

There will be a 9-member board, with five nominated by GE – including GE Chairman and CEO Jeff Immelt as Chairman -- and four nominated by current Baker Hughes, including Martin as Vice Chairman.

13 © 2016 Baker Hughes Incorporated. All Rights Reserved. $1.2B in Expected Synergies by 2020 ~$1.2B Sourcing/procurement gains Manufacturing & service footprint rationalization Process optimization SG&A consolidation Revenue synergies $400M $200M $200M $400M $400M 2018F 2019F 2020F ~$0.6B ~$1.0B ~$1.2B Cost synergy timing

Expected synergies include $1.2 billion in cost synergies, as well as $400 million in revenue synergies that we expect to achieve by providing a more comprehensive customer proposition spanning upstream, midstream, and downstream segments, through more customer touch points.

Importantly, we believe the growth estimates are conservative and they assume only a modest recovery in broader industry conditions.

14 © 2016 Baker Hughes Incorporated. All Rights Reserved. Baker Hughes, a GE company PRIORITIES TIMELINE* *The order, timing, and completion of events described may change.

15 © 2016 Baker Hughes Incorporated. All Rights Reserved. EARN THE RIGHT.

We are off to a strong start on the Path Forward, thank to each one of you.

Every decision – every product, every system, every dollar we spend has to “earn the right” – has to be examined with rigor.

Those words set the tone – and represent our mantra going forward.

As a reminder, it’s important to remember that until the transaction closes Baker Hughes and GE remain independent companies.

In the meantime, I have a few calls to action for you.

First, we need to guard against anxiety and distraction. Both have an impact on focus.

Ensure steadfast focus on HSE, compliance and controls.

Nothing is more important than those three things. Make every day a Perfect HSE Day.

Let’s continue the momentum we saw in the third quarter, finish the year strong and make every quarter better than previous.

In doing so, we will build a solid foundation for the New Baker Hughes

Last and no less important, keep your heads high with pride.

The name of our great company will live on as part of the new company and continue to serve as an enduring symbol of innovation and integrity.

Let’s all keep Earning the Right to make sure we live up to what that names stands for every day.

16 © 2016 Baker Hughes Incorporated. All Rights Reserved. go/ newblue ￭ FAQs ￭ Announcements, news articles, and press releases ￭ Global town hall replay (video and audio) Send questions to asknewblue@bakerhughes.com

The company has received more than 100 questions so far from employees about the deal.

Some answers are already posted on the site, and others are in the process of being answered and will be posted as soon as possible.

Additional Information and Where to Find It

In connection with the proposed transaction between GE and Baker Hughes, the new NYSE listed corporation ("Newco") will prepare and file with the SEC a registration statement on Form S-4 that will include a combined proxy statement/prospectus of Newco and Baker Hughes (the "Combined Proxy Statement/Prospectus"). Baker Hughes and Newco will prepare and file the Combined Proxy Statement/Prospectus with the SEC, and Baker Hughes will mail the Combined Proxy Statement/Prospectus to its stockholders and file other documents regarding the proposed transaction with the SEC. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents Baker Hughes and/or Newco may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE COMBINED PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, ANY AMENDMENTS OR SUPPLEMENTS TO THE COMBINED PROXY STATEMENT/PROSPECTUS, AND OTHER DOCUMENTS FILED BY BAKER HUGHES OR NEWCO WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the Combined Proxy Statement/Prospectus and other documents filed with the SEC by Baker Hughes and/or Newco through the website maintained by the SEC at www.sec.gov. Investors and security holders will also be able to obtain free copies of the documents filed by Newco and/or Baker Hughes with the SEC on Baker Hughes' website at http://www.bakerhughes.com or by contacting Baker Hughes Investor Relations at alondra.oteyza@bakerhughes.com or by calling +1-713-439-8822.

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

GE, Baker Hughes, Newco, their respective directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Combined Proxy Statement/Prospectus and other relevant materials when it is filed with the SEC. Information regarding the directors and executive officers of GE is contained in GE's proxy statement for its 2016 annual meeting of stockholders, filed with the SEC on March 16, 2016, its Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 26, 2016, its Quarterly Report on Form 10-Q for the quarter ended September 30, 2016, which was filed with the SEC on November 2, 2016 and certain of its Current Reports filed on Form 8-K. Information regarding the directors and executive officers of Baker Hughes is contained in Baker Hughes' proxy statement for its 2016 annual meeting of stockholders, filed with the SEC on April 11, 2016, its Annual Report on Form 10-K/A for the year ended December 31, 2015, which was filed with the SEC on February 19, 2016, its Quarterly Report on Form 10-Q for the quarter ended September 30, 2016 which was filed with the SEC on October 25, 2016 and certain of its Current Reports filed on Form 8-K. These documents can be obtained free of charge from the sources indicated above.

© 2016 Baker Hughes Incorporated. All Rights Reserved.

17

BAKER HUGHES

Caution Concerning Forward-Looking Statements

This communication contains "forward-looking" statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between GE and Baker Hughes. All statements, other than historical facts, including statements regarding the expected timing and structure of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction such as improved operations, enhanced revenues and cash flow, synergies, growth potential, market profile, customers' business plans and financial strength; the competitive ability and position of the combined company following completion of the proposed transaction, including the projected impact on GE's earnings per share; oil and natural gas market conditions; costs and availability of resources; legal, economic and regulatory conditions; and any assumptions underlying any of the foregoing, are forward-looking statements. Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words "may," "will," "should," "potential," "intend," "expect," "endeavor," "seek," "anticipate," "estimate," "overestimate," "underestimate," "believe," "could," "project," "predict," "continue," "target" or other similar words or expressions. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Baker Hughes may not be obtained; (2) the risk that the proposed transaction may not be completed in the time frame expected by GE or Baker Hughes, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of GE, Baker Hughes and Newco; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in achieving revenue and cost synergies of the combined company; (8) inability to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the contemplated merger or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions, including oil price changes; (13) actions by third parties, including government agencies; and (14) other risk factors as detailed from time to time in GE's and Baker Hughes' reports filed with the SEC, including GE's and Baker Hughes' annual report on Form 10-K, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication. Neither GE nor Baker Hughes undertakes any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

© 2016 Baker Hughes Incorporated. All Rights Reserved.

18

BAKER HUGHES